Exhibit 99.1

iQIYI Announces First Quarter 2018 Financial Results

BEIJING, April 26, 2018 (GLOBE NEWSWIRE) – iQIYI, Inc. (NASDAQ: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Highlights

•	Total revenues were RMB4.9 billion (US$777.6 million), representing a 57%[1] increase from the same period in 2017.

•	Operating loss was RMB1.1 billion (US$169.4 million) and operating loss margin was 22%, compared to operating loss of RMB1.0 billion and operating loss margin of 34% in the same period in 2017.

•	Net loss attributable to iQIYI was RMB395.7 million (US$63.1 million), compared to RMB1.1 billion in the same period in 2017. Fully diluted net loss per ordinary share was RMB1.97 (US$0.31), compared to RMB5.37 in the same period in 2017.

“We are pleased to report a set of solid results for the first quarter of 2018,” commented Dr. Yu Gong, Founder and Chief Executive Officer of iQIYI. “Both of our major business pillars, advertising services and membership services, generated significant growth driven by our premium content, especially a series of successful self-produced variety shows launched during the quarter. Our recent IPO positions us well for the exciting future ahead as iQIYI now enjoys higher brand recognition with increasingly more partners and artists around the world seeking to collaborate with us. Going forward, we will continue to strategically allocate our resources and bandwidth to original content production and technology innovation as we aspire to become a technology-based entertainment giant.”

“Our strong first quarter performance was marked by a 57% year-over-year growth in total revenues, and better-than-expected improvement on our bottom line,” commented Xiaodong Wang, Chief Financial Officer of iQIYI. “The financial results reflect enhanced monetization and operating efficiency across our various business lines during the quarter. With the capital raised via our IPO, we are more confident than ever to capture the tremendous opportunities in the fast-growing entertainment industry and deliver long-term value to our shareholders. ”

Footnote:

[1]	Starting from January 1, 2018, iQIYI adopted a new revenue accounting standard (ASC 606), which reclassifies value added tax from the cost of revenues to net against revenues. To increase comparability of operating results and help investors better understand our business performance and operating trends, 2017 net revenues have been used to calculate all percentage changes in revenues and operating loss margins. 2017 net revenues are defined as gross revenues under legacy GAAP after the deduction of value added-taxes, which is presented on the same basis as 2018 and going forward.

First Quarter 2018 Financial Results

Total revenues reached RMB4.9 billion (US$777.6 million), representing a 57% increase from the same period in 2017.

Membership services revenue was RMB2.1 billion (US$334.0 million), representing a 67% increase from the same period in 2017. The increase was primarily driven by a series of premium original content titles released in the first quarter of 2018 as well as various initiatives we rolled out during the Chinese New Year holiday.

Online advertising services revenue was RMB2.1 billion (US$336.5 million), representing a 52% increase from the same period in 2017. The increase was primarily due to our improved efficiency in the monetization of brand advertising business, driven by our strong and expanding library of self-produced content, as well as the robust growth of our in-feed advertising business.

Content distribution revenue was RMB266.7 million (US$42.5 million), representing a 44% increase from the same period in 2017. The increase was primarily due to several major drama series titles that we sub-licensed to external partners in the first quarter of 2018.

Other revenues were RMB405.0 million (US$64.6 million), representing a 51% increase from the same period in 2017. The increase was primarily driven by strong performance across various other business lines in the first quarter of 2018.

Cost of revenues was RMB4.8 billion (US$772.9 million), representing a 44% increase from RMB3.4 billion after deducting the value added tax in the same period in 2017. The increase was primarily driven by content costs due to higher amortization of licensed copyrights and produced content, which was in turn caused by our increased investment in content offerings. Content costs as a component of cost of revenues were RMB3.9 billion (US$617.0 million), representing a 54% increase from the same period in 2017.

Selling, general and administrative expenses were RMB704.2 million (US$112.3 million), representing a 42% increase from the same period in 2017. The increase was primarily due to increased channel and marketing expenses associated with the pre-installation of iQIYI’s app, as well as brand and content promotional expenses.

Research and development expenses were RMB387.3 million (US$61.7 million), representing a 44% increase from the same period in 2017, primarily due to increased headcount in research and development.

Operating loss was RMB1.1 billion (US$169.4 million), compared to operating loss of RMB1.0 billion in the same period in 2017. Operating loss margin was 22%, compared to operating loss margin of 34% in the same period in 2017.

Total other income was RMB666.2 million (US$106.2 million), compared to total other expenses of RMB79.1 million during the same period of 2017. In the first quarter of 2018, we recognized RMB186.6 million (US$29.7 million) of fair value gain arising from one of our private company investments in accordance with the new financial instruments accounting standard adopted on January 1, 2018 and RMB474.2 million (US$75.6 million) of foreign exchange gain arising from the appreciation of the Renminbi against the U.S. dollar.

Loss before income taxes was RMB396.2 million (US$63.2 million), compared to RMB1.1 billion in the same period in 2017.

Income tax expenses were RMB0.5 million (US$0.1 million), compared to income tax expense of RMB0.8 million in the same period in 2017.

Net loss attributable to iQIYI was RMB395.7 million (US$63.1 million), compared to RMB1.1 billion in the same period in 2017. Fully diluted net loss per ordinary share was RMB1.97 (US$0.31), compared to RMB5.37 in the same period in 2017.

As of March 31, 2018, the Company had cash, cash equivalents and short-term investments of RMB896.1 million (US$142.9 million).

Recent Developments

On March 29, 2018, the Company had an initial public offering (the “IPO”) of 125,000,000 American Depositary Shares (“ADSs”), each representing seven Class A ordinary shares of the Company, on the NASDAQ Global Select Market. The Company expects to receive a total of approximately US$2.36 billion of net proceeds from the IPO and the underwriters’ partial exercise of their option to purchase additional ADSs, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. Upon completion of the IPO, all outstanding preferred shares and ordinary shares held by Baidu Holdings Limited were automatically re-designated and converted into Class B ordinary shares on a one-for-one basis into 2,839,530,705 Class B ordinary shares, all preferred shares and ordinary shares other than those held by Baidu Holdings Limited were automatically re-designated and converted into Class A ordinary shares on a one-for-one basis into 1,231,841,032 Class A ordinary shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time. Class A ordinary shares cannot be converted into Class B ordinary shares.

On April 12, 2018, the Company completed issuance of 36,860,691 Class B ordinary shares to Baidu Holdings Limited pursuant to a share purchase agreement entered into between the Company and Baidu Holdings Limited on February 12, 2018.

Financial Guidance

For the second quarter of 2018, iQIYI expects total net revenues to be between RMB5.80 billion (US$924.0 million) and RMB6.04 billion (US$963.1 million), representing a 42% to 48% increase from the same period in 2017. This forecast reflects iQIYI’s current and preliminary view, which is subject to substantial uncertainty.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 9:00 PM on April 26, 2018, U.S. Eastern Time (9:00 AM on April 27, 2018, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International	+65 67135090
China	4006 208038
US	+1 845 675 0437
UK	+44 2036 214779
Hong Kong	+852 3018 6771
Passcode: 8484358

A telephone replay of the call will be available two hours after the conclusion of the conference call through May 4, 2018.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2 8199 0299
U.S. Toll Free	+1 855 452 5696
Passcode:	8484358

A live and archived webcast of this conference call will be available at http://ir.iqiyi.com.

About iQIYI, Inc.

iQIYI, Inc. (NASDAQ:IQ) (“iQIYI” or the “Company”) is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, partner-generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, live broadcasting, online games, IP licensing, online literature and e-commerce etc. For more information on iQIYI, please visit http://ir.iqiyi.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 6267 7171 ext. 7888

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2017	2018
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services	1,329,976	1,929,825	2,094,985
Online advertising services	1,473,445	2,142,839	2,110,670
Content distribution	196,016	233,485	266,670
Others	284,597	511,265	404,980

Total revenues	3,284,034	4,817,414	4,877,305

Operating costs and expenses:
Cost of revenues	(3,558,628)	(4,535,111)	(4,848,219)
Selling, general and administrative	(496,145)	(774,184)	(704,237)
Research and development	(268,880)	(364,227)	(387,329)

Total operating costs and expenses	(4,323,653)	(5,673,522)	(5,939,785)

Operating loss	(1,039,619)	(856,108)	(1,062,480)

Other expense
Interest income	7,499	38,185	4,726
Interest expenses	(68,071)	(43,581)	(8,325)
Foreign exchange (loss)/gain, net	(17,601)	222,986	474,155
Loss from equity method investments	(28)	(160)	(99)
Other (expense)/income, net	(909)	16,402	195,780

Total other (expense)/income, net	(79,110)	233,832	666,237

Loss before income taxes	(1,118,729)	(622,276)	(396,243)

Income tax (expense)/benefit	(840)	9,896	(509)
Net loss	(1,119,569)	(612,380)	(396,752)

Net loss attributable to noncontrolling interests	—	—	(1,059)

Net loss attributable to iQIYI, Inc.	(1,119,569)	(612,380)	(395,693)
Accretion of redeemable convertible preferred shares	(720,456)	17,166,808	(289,363)
Extinguishment and reissuance of Series B preferred shares	—	(363,279)	—

Net (loss)/income attributable to ordinary shareholders	(1,840,025)	16,191,149	(685,056)

Net (loss)/earnings per share:
Basic	(5.37)	4.27	(1.97)
Diluted	(5.37)	(0.16)	(1.97)
Shares used in net (loss)/earnings per share computation:
Basic	342,548,237	342,548,237	347,381,732
Diluted	342,548,237	3,795,709,775	347,381,732

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31,	March 31,
	2017	2018
	RMB	RMB
	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	733,010	403,519
Short-term investments	779,916	492,587
Accounts receivable	2,235,384	2,912,775
Prepayments and other assets	1,123,372	1,014,129
Amounts due from related parties	9,979	19,885
Licensed copyrights, net	818,867	1,201,687

Total current assets	5,700,528	6,044,582

Non-current assets:
Fixed assets, net	1,248,968	1,318,390
Long-term investments	567,887	1,184,719
Deferred tax assets, net	11,380	11,380
Licensed copyrights, net	4,558,083	4,945,351
Intangible assets, net	428,005	357,488
Produced content, net	1,564,279	2,738,236
Prepayments and other assets	2,845,662	3,053,337
Goodwill	3,276,107	3,276,107

Total non-current assets	14,500,371	16,885,008

Total assets	20,200,899	22,929,590

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	7,041,304	8,725,820
Amounts due to related parties	130,099	180,491
Customer advances and deferred revenue	1,633,649	1,795,911
Short-term loans	299,374	396,748
Long-term loans, current portion	10,000	10,000
Accrued expenses and other liabilities	2,511,186	2,341,576

Total current liabilities	11,625,612	13,450,546

Non-current liabilities:
Long-term loans	284,000	279,000
Deferred tax liabilities	2,255	1,093
Amounts due to related parties	—	650,000
Other non-current liabilities	6,432	18,527

Total non-current liabilities	292,687	948,620

Total liabilities	11,918,299	14,399,166

Mezzanine equity:	22,601,664	22,891,027
Shareholders’ deficit:

Ordinary shares	23	24
Additional paid-in capital	600,834	769,151
Accumulated deficit	(15,016,867)	(14,851,247)
Accumulated other comprehensive income (loss)	93,126	(281,292)
Non-controlling interests	3,820	2,761

Total iQIYI, Inc. shareholders’ deficit	(14,319,064)	(14,360,603)

Total liabilities, mezzanine equity and shareholders’ deficit	20,200,899	22,929,590